Exhibit 99.1

Genmab Announces the Nomination of a New Member of the Company’s Board of Directors

Company Announcement

●	Genmab’s Board of Directors proposes that Elizabeth O’Farrell is elected as a new member of the Board of Directors

COPENHAGEN, Denmark; March 14, 2022 – Genmab A/S (Nasdaq: GMAB) announced today that the Company’s Board of Directors nominates Elizabeth O’Farrell for election as a new member of the Board of Directors at the Annual General Meeting, which will be held on March 29, 2022.

The Board of Directors initiated a replacement process for a candidate to replace Jonathan Peacock who stepped down from the Board of Directors last year. Following a comprehensive process, the Board of Directors nominates Elizabeth O’Farrell for election to the Genmab Board of Directors for a one year period in addition to the nomination of the current members of the Board of Directors for re-election on agenda item 5 of the summons for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors.

About Elizabeth O’Farrell

Female, American, 58

Independent

Special Competencies

During her 24-year career at Eli Lilly, Ms. O’Farrell served as CFO of some of the company’s largest businesses including as Head of Global Finance Operations. She has solid financial experience including strategic, operational and financial decision-making and reporting across the value chain as well as expertise in driving global change initiatives. Ms. O’Farrell led cross-functional teams and drove paradigm changing contributions within finance and across Eli Lilly through collaboration, relationship and persuasive influence in addition to championing transformative business and culture changes. Most recently she served as Chief Procurement Officer and Global Head of Shared Services at Eli Lilly. Ms. O’Farrell also has served roles at Price Waterhouse Coopers and Whipple & Company Corporation. She completed her Bachelor of Science in Accounting with Honors and an MBA, Management Information Systems, from Indiana University, Bloomington.

Current Board Positions

Chair: PDL BioPharma*1

Member: LENSAR2, Geron Corporation3, Inhibikase Therapeutics4

1. Chair of Compensation Committee, Member of Audit Committee, Member of Cost Committee

2. Chair of Audit Committee

3. Chair of Audit Committee

4. Chair of Audit Committee, Member of Compensation Committee

*Companies marked with an asterisk (*) are non-public companies.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 10
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces the Nomination of a New Member of the Company’s Board of Directors

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 10
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122